UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 10, 2016

MID-AMERICA APARTMENT COMMUNITIES, INC.

(Exact name of registrant as specified in its charter)

TENNESSEE	001-12762	62-1543819
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

MID-AMERICA APARTMENTS, L.P.

(Exact name of registrant as specified in its charter)

TENNESSEE	333-190028-01	62-1543816
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

6584 Poplar Avenue Memphis, Tennessee	38138
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (901) 682-6600

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Introductory Note

On November 10, 2016, Mid-America Apartment Communities, Inc., a Tennessee corporation (“MAA”), and Post Properties, Inc., a Georgia corporation (“Post Properties”), announced that MAA exercised its rights under that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of August 15, 2016, by and among MAA, Mid-America Apartments, L.P. (“MAA LP”), Post Properties, Post GP Holdings, Inc. (“Post GP”) and Post Apartment Homes, L.P. (“Post LP”) to set the expected closing date for the transactions contemplated by the Merger Agreement. In connection with the exercise of these rights, MAA and Post Properties each acknowledged the satisfaction and irrevocable waiver of a number of the closing conditions required to consummate the merger of Post Properties with and into MAA, with MAA continuing as the surviving corporation (the “Parent Merger”), and the merger of Post LP with and into MAA LP, with MAA LP continuing as the surviving entity (the “Partnership Merger,” and together with the Parent Merger, the “Mergers”). Subject to the satisfaction of the limited remaining closing conditions, the Parent Merger and the Partnership Merger are expected to close on December 1, 2016. The events described in this Current Report on Form 8-K occurred in contemplation of the consummation of the Mergers.

Item 1.01    Entry into a Material Definitive Agreement.

On November 10, 2016, MAA, as general partner of MAA LP, entered into a First Amendment to the Third Amended and Restated Agreement of Limited Partnership of MAA LP (the “Partnership Agreement Amendment”) to designate and establish the “Series I Preferred Units” as a new series of preferred units of MAA LP (the “Series I Preferred Units”), with terms and preferences substantially similar to those of MAA’s 8.50% Series I Cumulative Redeemable Preferred Stock, $0.01 par value per share (the “MAA Series I Preferred Stock”), including as described below in Item 3.03 of this Current Report on Form 8-K. Each Series I Preferred Unit is the economic equivalent of one share of the MAA Series I Preferred Stock.

The foregoing description of the Partnership Agreement Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Partnership Agreement Amendment, which is filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 3.03    Material Modification to Rights of Security Holders.

On November 10, 2016, MAA filed with the Tennessee Secretary of State articles of amendment (the “MAA Series I Designating Amendment”) to the Amended and Restated Charter, as amended, of MAA (the “MAA Charter”) to designate and fix the rights and privileges of the MAA Series I Preferred Stock. The terms of the MAA Series I Preferred Stock have been previously described under the section entitled “Description of Capital Stock—MAA Series I Preferred Stock” of the Registration Statement on Form S-4 (File No. 333-213591) filed by MAA with the Securities and Exchange Commission (“SEC”) on September 12, 2016, as amended (the “Form S-4”), which section is hereby incorporated by reference. Upon issuance of the MAA Series I Preferred Stock, as more fully described in the MAA Series I Designating Amendment, the MAA Series I Preferred Stock will rank, with respect to rights to receive dividends and to participate in distributions of payments in the event of a dissolution, liquidation or winding up of the affairs of MAA, senior to MAA common stock and to any other class or series of MAA capital stock designated as ranking junior to the MAA Series I Preferred Stock.

The foregoing description of the MAA Series I Designating Amendment is qualified in its entirety by the full text of the MAA Series I Designating Amendment, a copy of which is filed as Exhibit 3.1 hereto and incorporated herein by reference.

The information set forth in Item 1.01 (relating to the Partnership Agreement Amendment) and Item 5.03 (relating to the MAA Charter Amendment) of this Current Report on Form 8-K, and Exhibits 3.1 and 10.1 to this Current Report on Form 8-K, are incorporated herein by reference.

Item 5.03    Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On November 10, 2016, MAA filed with the Tennessee Secretary of State articles of amendment to the MAA Charter to increase the number of authorized shares of MAA common stock from 100,000,000 shares to 145,000,000 shares (the “MAA Charter Amendment”).

The foregoing description of the MAA Charter Amendment is qualified in its entirety by reference to the full text of the MAA Charter Amendment, a copy of which is attached as Exhibit 3.2 to this Current Report on Form 8-K and incorporated herein by reference.

The information set forth in Item 1.01 (relating to the Partnership Agreement Amendment) and Item 3.03 (relating to the MAA Series I Designating Amendment) of this Current Report on Form 8-K, and Exhibits 3.1 and 10.1 to this Current Report on Form 8-K, are incorporated in this Item 5.03 by reference.

Item 5.07    Submission of Matters to Vote of Security Holders.

MAA held a special meeting of shareholders on November 10, 2016 (the “special meeting”). At the special meeting, MAA shareholders approved the two proposals described below. Shareholder action on a third proposal, to approve one or more adjournments of the special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of proposal 1 and proposal 2, was not required and no vote was taken on that proposal. The final voting results with respect to each proposal voted upon at the special meeting are set forth below. The proposals are described in detail in MAA’s definitive joint proxy statement/prospectus for the special meeting, filed with the SEC on September 30, 2016 and first mailed to MAA’s shareholders on or about October 3, 2016 (the “Joint Proxy Statement/Prospectus”).

Proposal 1

MAA’s shareholders approved (i) the Merger Agreement, (ii) the Parent Merger and (iii) the other transactions contemplated by the Merger Agreement including the issuance of shares of MAA common stock to Post Properties shareholders in the Parent Merger.

For	Against	Abstentions	Broker Non-Votes
64,957,490	118,624	295,146	0

Proposal 2

MAA’s shareholders approved the MAA Charter Amendment to increase the number of authorized shares of MAA common stock from 100,000,000 shares to 145,000,000 shares.

For	Against	Abstentions	Broker Non-Votes
64,898,903	246,663	225,694	0

Item 8.01.    Other Events.

On November 10, 2016, MAA exercised its rights under the Merger Agreement to set the expected closing date for the Mergers. In connection with the exercise of these rights, MAA and Post Properties each acknowledged the satisfaction and irrevocable waiver of a number of the closing conditions for the Mergers and waived their rights to terminate the Merger Agreement after November 10, 2016, subject to certain limited exceptions. The Parent Merger and the Partnership Merger are expected to close on December 1, 2016, subject to the satisfaction of certain limited conditions set forth in the Merger Agreement related to the absence of (i) an SEC action related to the Form S-4, (ii) an injunction or other order preventing the consummation of the Mergers and (iii) a willful breach of the Merger Agreement by the other party or its affiliates.

The foregoing description of the MAA parties’ and Post Properties parties’ obligations is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which was filed as Exhibit 2.1 to the Form S-4.

On November 10, 2016, MAA issued a press release announcing, among other things, the results of the special meeting, the setting of the expected closing date for the Mergers and the satisfaction and waiver of a number of the closing conditions for the Mergers. The full text of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01.    Financial Statements and Exhibits.

(d)	Exhibits

Exhibit Number	Description

3.1	Articles of Amendment to the Amended and Restated Charter of Mid-America Apartment Communities, Inc. Designating and Fixing the Rights and Preferences of a Series of Shares of Preferred Stock, dated as of November 10, 2016

3.2	Articles of Amendment to the Amended and Restated Charter of Mid-America Apartment Communities, Inc., dated as of November 10, 2016

10.1	First Amendment to the Third Amended and Restated Agreement of Limited Partnership of Mid-America Apartments, L.P., dated as of November 10, 2016

99.1	Press Release dated November 10, 2016

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature. Such forward-looking statements include, but are not limited to, statements about the expected satisfaction of the remaining conditions to closing of the Mergers and the timing of the closing of the Mergers. All statements that address events or developments that MAA expects or anticipates will occur in the future are forward-looking statements. These statements are not guarantees of future events and involve certain risks, uncertainties and assumptions that are difficult to predict. Although MAA believes the expectations reflected in any forward-looking statements are based on reasonable assumptions, MAA can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may affect outcomes and results include, but are not limited to: (i) the risk that a condition to closing of the Mergers may not be satisfied; (ii) the length of time necessary to consummate the Mergers; and (iii) those additional risks and factors discussed in reports filed with the Securities and Exchange Commission (“SEC”) by MAA from time to time, including those discussed under the heading “Risk Factors” in its most recently filed reports on Forms 10-K and 10-Q. MAA does not undertake any duty to update any forward-looking statements appearing in this Current Report.

Additional Information about the Proposed Mergers and Where to Find It

In connection with the Parent Merger, MAA has filed the Form S-4, the Joint Proxy Statement/Prospectus and other relevant documents with the SEC. INVESTORS ARE URGED TO READ THE FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED AND TO BE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the Form S-4, the Joint Proxy Statement/Prospectus and other relevant documents filed by MAA with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by MAA with the SEC will be available free of charge on MAA’s website at www.maac.com or by contacting MAA Investor Relations at investor.relations@maac.com or contacting Tim Argo, Senior Vice President, Director of Investor Relations at 888-576-9689. This Current Report shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

MID-AMERICA APARTMENT COMMUNITIES, INC.

Date: November 10, 2016	/s/ Albert M. Campbell III
Albert M. Campbell III Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

MID-AMERICA APARTMENTS, L.P. By: Mid-America Apartment Communities, Inc.

Date: November 10, 2016	/s/ Albert M. Campbell III
Albert M. Campbell III Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBIT INDEX

Exhibit Number	Description

3.1	Articles of Amendment to the Amended and Restated Charter of Mid-America Apartment Communities, Inc. Designating and Fixing the Rights and Preferences of a Series of Shares of Preferred Stock, dated as of November 10, 2016

3.2	Articles of Amendment to the Amended and Restated Charter of Mid-America Apartment Communities, Inc., dated as of November 10, 2016

10.1	First Amendment to the Third Amended and Restated Agreement of Limited Partnership of Mid-America Apartments, L.P., dated as of November 10, 2016

99.1	Press Release dated November 10, 2016